August 18, 2017

VIA EDGAR

Sumeera Younis

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Credit Income Fund (File No. 811-23221)
Registration Statement on Form N-2 (File No. 333-215074)

Dear Ms. Younis:

On behalf of FS Credit Income Fund (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation on July 17, 2017 regarding Pre-Effective Amendment #1 to the Fund’s Registration Statement on Form N-2 (File No. 333-215074) (the “Registration Statement”) and the prospectus and statement of additional information included therein. For your convenience, each of the Staff’s oral comments is numbered and summarized in bold, italicized text below, and each comment is followed by the Company’s response thereto. All page references are to page numbers in the Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

We also describe below the changes that the Company has made in response to the Staff’s comments in Pre-Effective Amendment #2 to the Registration Statement, filed by the Company on August 18, 2017 (the “Revised Registration Statement”).

General

1.    The Staff notes that the Registration Statement contains brackets and other missing information regarding the offering. Please include such information in the Revised Registration Statement.

The Company accepts the Staff’s comment and has included the missing information to the extent available in the Revised Registration Statement.

2.    In the Company’s previous comment response letter filed with the Registration Statement, the Company stated that reimbursements of organization and offering costs would be deferred and amortized over a twelve-month period. The Staff wishes to clarify that, while this treatment is prescribed for offering costs incurred by closed-end funds with a continuous offering period such as the Fund, under ASC 946-20-25-6 and ASC 946-20-35-5, organization costs incurred by the Fund should be expensed as incurred as prescribed in ASC 720-15-25-1.

The Company has revised the disclosure in the Revised Registration Statement to note that FS Investments has funded the Company’s organization costs and will not seek reimbursement of such costs.

Sumeera Younis

August 18, 2017

Investment Objectives, Opportunities and Strategy (p.19)

3. The disclosure states that the Company may invest in partnership interests, including master limited partnerships (“MLPs”). Please confirm if the Company expects to make investments in MLPs in its first year of operations. If the Company expects to make investments in MLPs, then include the following additional disclosures:

●	If the Fund is investing in MLPs, please include current income expense and deferred income expense lines in the fee table

●	Disclose the risk of investing in the energy sector

●	Include the tax risk disclosure relevant to MLPs

●	Include disclosure stating that, if the Fund retains an MLP investment until its basis is reduced to zero, any subsequent distributions from the Fund would be taxed at ordinary income rates

●	If the Fund invests in MLP equity, confirm that the Fund includes GP interests in the MLP.

The Company confirms that it does not expect to invest more than a de minimis amount in equity interests of MLPs during its first year of operations. However, the Company may invest, from time to time in the debt of MLPs in amounts that could be considered more than de minimis.

4.    In the Company’s previous comment response letter filed with the Registration Statement, the Company stated that, as the credit markets evolve, GoldenTree and FS Credit Income Advisor will consider certain criteria for evaluating new credit asset classes for possible inclusion in the Fund’s portfolio. Please include such criteria in the Revised Registration Statement.

The Company accepts the Staff’s comment and has included the requested disclosure in the Revised Registration Statement.

Fund Expenses (pg. 88)

5.    Please clarify whether Class M Shares are subject to the shareholder servicing fee.

The Company confirms that the Class M Shares are not subject to a shareholder servicing fee and has updated the disclosure in the Revised Registration Statement accordingly.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-495-1185.

Sincerely,

/s/ Stephen S. Sypherd
Stephen S. Sypherd

Cc:	Neal Heble
FS Credit Income Fund